Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD United Kingdom

September 22, 2014

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Re:	CNH Industrial N.V.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 25, 2014
File No. 001-36085

Dear Ms. Blye:

Set forth below are the responses of CNH Industrial N.V. (“CNH Industrial”) to address the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated August 22, 2014 regarding its review of CNH Industrial’s filing noted above. For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.

General

1. Comment: You disclose on page 19 of the 20-F that your Agricultural Equipment segment sells equipment under the New Holland Agriculture brand and that your Commercial Vehicles segment sells vehicles under the Iveco brand. The New Holland Agriculture website provides addresses for distributors in Sudan and Syria. The Iveco website provides an address for a distributor in Cuba.

Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response: CNH Industrial is incorporated in and under the laws of The Netherlands. CNH Industrial has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom. CNH Industrial is engaged in the design, production, marketing, sale and financing of agricultural and

Ms. Cecilia Blye

construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. CNH Industrial has industrial and financial services subsidiaries located in 44 countries and a commercial presence in approximately 190 countries. CNH Industrial provides certain financial information by geographic area. CNH Industrial’s geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—28 member countries of the European Union, member countries of the European Free Trade Association, Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Cuba falls within the LATAM region and Sudan and Syria fall within the EMEA region (Cuba, Sudan and Syria are referred to collectively hereinafter as the “Subject Countries”). Foreign (i.e. non-U.S.) subsidiaries of CNH Industrial are responsible for sales and marketing of CNH Industrial products in the EMEA, LATAM and APAC regions. Neither CNH Industrial nor any of its subsidiaries has offices or any company-owned locations in the Subject Countries.

U.S. law does not prohibit foreign companies from doing business with or in the Subject Countries. CNH Industrial has an export management system, dedicated North American export compliance personnel, and a compliance program which includes appropriate training designed to ensure that all business activity relating to, among others, the Subject Countries is conducted in conformity with all applicable laws. The program includes policies and procedures to ensure that no U.S. personnel are involved in prohibited activity.

Certain of CNH Industrial’s foreign subsidiaries sell agricultural equipment and parts under the New Holland brand to customers located in Sudan and Syria and commercial vehicles under the Iveco brand to customers located in Cuba. The total consolidated sales by CNH Industrial’s foreign subsidiaries into the Subject Countries over each of the last three years and the first six months of 2014 are approximately as follows:

Cuba:

2011:	$11,121,965
2012:	$12,706,819
2013:	$17,480,476
2014[1]:	$2,066,550

[1]	2014 figures are for the period January 1, 2014 through June 30, 2014.

Ms. Cecilia Blye

Sudan:

2011:	$26,346,417
2012:	$35,117,044
2013:	$24,444,059
2014[2]:	$7,502,760

Syria:

2011:	$21,156,748
2012:	$747,162
2013:	$894,597
2014[3]:	$1,119,515

Total consolidated sales by all of CNH Industrial foreign subsidiaries into the Subject Countries constituted approximately the following percentages of CNH Industrial’s total consolidated worldwide revenue for the relevant periods: 0.175% in 2011, 0.148% in 2012, 0.126% in 2013, and 0.065% in 2014 (through June 30).

The Iveco brand commercial vehicle products sold into Cuba during the period from January 1, 2011 through June 30, 2014 included the following: light vehicles (3.5 – 6 ton) and extra heavy off-road (45 ton) trucks. The New Holland brand agricultural equipment sold into Sudan and Syria during the period from January 1, 2011 through June 30, 2014 included the following: tractors, combines (and headers) and hay and forage equipment.

Subject to market and other economic conditions, CNH Industrial anticipates that its foreign subsidiaries will continue to conduct business in the Subject Countries at levels substantially consistent with its historical practice.

CNH Industrial’s foreign subsidiaries sell agricultural equipment, commercial vehicles and parts for such equipment into the Subject Countries through different distribution channels. With respect to Cuba, CNH Industrial’s foreign subsidiaries sold commercial vehicles and parts for such vehicles to one independent distributor/importer in 2011. With respect to Sudan, CNH Industrial’s foreign subsidiaries only sell agricultural equipment and parts for such equipment to one or more independent distributors or an importer. Finally, with respect to Syria, CNH Industrial’s foreign subsidiaries only sell agricultural equipment and parts for such equipment to one or more independent distributors. While CNH Industrial’s foreign subsidiaries support the independent distributors located in the Subject Countries, no U.S. citizens employed by such CNH Industrial foreign subsidiaries have travelled to or provided support with respect to the independent distributors or other third parties located in the Subject Countries. Support of independent distributors in the Subject Countries generally includes sales and marketing and product support training, and providing sales and marketing and product support literature. As a result of the foregoing, the names of such independent distributors and importers may be listed on web sites maintained by CNH Industrial’s foreign subsidiaries, such as the websites of New Holland Agriculture and Iveco.

[2]	2014 figures are for the period January 1, 2014 through June 30, 2014.
[3]	2014 figures are for the period January 1, 2014 through June 30, 2014.

Ms. Cecilia Blye

CNH Industrial is aware that certain of its New Holland brand agricultural equipment and Iveco brand commercial vehicles sold by its foreign subsidiaries into the Subject Countries (through the distribution channels described above) have been purchased by farms, cooperatives, businesses or other entities, some of which may be partially or wholly state-owned. In addition, in certain very limited cases, we believe that the applicable independent distributor or importer for the Subject Countries may be partially or wholly state-owned. The business relationship between such foreign subsidiaries and the independent distributor or importer is governed by a dealer/distributor agreement or comparable agreement between the applicable foreign subsidiary and the independent distributor or importer, with terms similar to those contained in the applicable foreign subsidiary’s standard dealer/distributor agreements. Other than as set forth above, neither CNH Industrial nor any of its subsidiaries has any agreement or commercial arrangement with the government of any Subject Country or, to the best of CNH Industrial’s knowledge, any entity controlled by such government.

2. Comment: Please discuss the materiality of your contacts with Cuba, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response: Please note the sales figures and other information contained in the Response to Comment 1 above. As set forth above, CNH Industrial’s aggregate sales to the Subject Countries in each of the last three years and for the six months ended June 30, 2014, has represented not more than 0.175% of CNH Industrial’s total consolidated worldwide revenue for such periods, with the percentage declining over such periods. CNH Industrial does not consider this level of activity with the Subject Countries to be quantitatively material.

CNH Industrial does not believe that its foreign subsidiaries’ sales into the Subject Countries should or would be regarded as qualitatively material by a reasonable investor in making an investment decision given the limited nature and extent of such sales. In addition, CNH Industrial believes that it conducts such sales in compliance with all applicable laws. Moreover, we discussed this matter with representatives of CNH Industrial’s Investor Relations function. The CNH Industrial Investor Relations function confirmed that, generally, institutional investors do not seem to consider CNH Industrial’s dealings in the Subject Countries a material issue.

The commercial vehicles sold by the CNH Industrial foreign subsidiaries into Cuba are designed for transporting goods. The agricultural equipment products sold by the CNH Industrial foreign subsidiaries into Syria and Sudan are designed for use in the growth of food. CNH Industrial is aware that certain of its agricultural and commercial vehicles sold by its foreign subsidiaries into the Subject Countries (through the distribution channels described in Response to Comment 1) have been purchased by farms, cooperatives, businesses or other entities, some of which may be partially or wholly state-owned. In addition, in certain very limited cases, we believe that the applicable independent distributor or importer for the Subject Countries may be partially or wholly state-owned. The business relationship

Ms. Cecilia Blye

between such foreign subsidiaries and the independent distributor or importer would be governed by a dealer/distributor agreement or comparable agreement between the applicable foreign subsidiary and the independent distributor or importer, with terms similar to those contained in the applicable foreign subsidiary’s standard dealer/distributor agreements. Other than as set forth above, neither CNH Industrial nor any of its subsidiaries has any agreement or commercial arrangement with the government of any Subject Country or, to the best of CNH Industrial’s knowledge, any entity controlled by such government. To the best of CNH Industrial’s knowledge, none of the goods sold by its foreign subsidiaries into the Subject Countries has been used for any military purpose. For the foregoing reasons, CNH Industrial does not believe investors would reasonably consider sales by CNH Industrial’s foreign subsidiaries into the Subject Countries to be qualitatively material or that such sales would have a negative impact on CNH Industrial’s reputation or share value.

CNH Industrial acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or clarification with respect to CNH Industrial’s responses, or wish to discuss the responses further, please contact me at (630) 887-2233; Michael P. Going at (630) 887-3766 or Roberto Russo at +39 0110062393.

Sincerely,

/s/ Richard Tobin

Richard Tobin

Chief Executive Officer

CNH Industrial N.V.